Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: August 30, 2022
DRS Awarded Approximately $50 Million Contract to Provide Advanced Infrared Weapon Sights for the Swedish MOD

FOR IMMEDIATE RELEASE:

ARLINGTON, VA, August 30, 2022 ̶ Leonardo DRS, Inc.(DRS) announced today that it has received contracts to provide its advanced thermal weapon sights for the Swedish Ministry of Defense (MOD). The firm-fixed-price contracts are worth approximately $50 million.
The DRS Electro-Optical Infrared Systems (EOIS) business will provide more than 4,600 thermal weapon sights including Individual Weapon Sight (IWS) and Individual Weapon Sight- Long Range (IWSLR) variants. The DRS EOIS production team in Melbourne FL, delivered over 1100 weapons sights to the Swedish Ministry of Defense within 30 days of contract receipt.
The IWS family provides the ability to acquire targets day or night and in smoke or fog and gives the operator both stand-alone and clip-on options. This significantly increases survivability and lethality on the battlefield. The IWS was designed for small arms, shoulder fire weapons and light machine guns, while the IWSLR was designed for heavy machine guns and Sniper applications.
“This contract represents the start of a relationship in providing our thermal weapon sights to the Swedish Ministry of Defense to increase protection and effectiveness of their dismounted forces,” said Jerry Hathaway, senior vice president and general manager of the DRS Electro-Optical Infrared Systems business. “We are proud that this important U.S. ally continues to recognize the strength and commitment we put behind our industry-leading EOIR products from demonstration and testing to rapid delivery,” he said.
The contracts were awarded to DRS partner Leonardo GmbH in Germany as the prime contractor. Through multiple orders, the Swedish MOD ordered more than 3100 individual thermal weapon sights and 1,500 long-range thermal weapon sights.
The DRS EOIS business is part of the advanced sensing and computing segment, which has an extensive installed base across the U.S. military. Sensing technology is a key strategic focus for DRS as the company brings together its world-leading sensing and laser technologies for the U.S military and allied militaries around the world.
Production of the weapon sights was completed in the company’s Electro-Optical Infrared Systems facilities in Melbourne, Florida and Dallas, Texas.
(MORE)

About Leonardo DRS
Leonardo DRS is a leading mid-tier provider of defense products and technologies for the U.S. military and its allies with core capabilities in advanced sensing, force protection, network computing and electric power and propulsion. Through its two segments, Advanced Sensing and Computing, and Integrated Mission Systems, the company is shaping the future of the battlefield. Headquartered in Arlington, you can see the full range of capabilities at www.LeonardoDRS.com.
On June 21, 2022 Leonardo DRS and RADA Electronic Industries Ltd. (NASDAQ & TASE: RADA) announced an all-stock merger to create a publicly-traded leader in advanced sensing and force protection. Upon completion of the transaction, the combined company expects to be listed on the Nasdaq and on the TASE under the ticker symbol “DRS”.
_____________________________________________________________________________________________

Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of DRS and RADA and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 on August 3, 2022, which includes a prospectus of DRS, and certain other documents in connection with the transaction. DRS and RADA may also file or furnish with the SEC other documents regarding the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed or furnished, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, shareholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
(MORE)

Contacts:
RADA Investor Relations ContactEhud Helft
EK Global Investor Relations
+1 212 378 8040
rada@ekgir.com
DRS Investor Relations Contact
Cody Slach or Jeff Grampp, CFA
Gateway Group
+1 949 574 3860
DRS@GatewayIR.com
DRS Media Contact
Michael Mount
Vice President, Communications and Public Affairs
+1 571 447 4624
mmount@drs.com